UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES THE SETTLEMENT OF ITS OFFERING OF

GLOBAL NOTES AND THE FINAL RESULTS OF ITS PRIVATE CASH TENDER OFFERS

September 23, 2019

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) today announced the settlement of its previously announced offering of U.S. $1,250,000,000 aggregate principal amount of its 6.490% Notes due 2027, U.S. $3,250,000,000 aggregate principal amount of its 6.840% Notes due 2030 and U.S. $3,000,000,000 aggregate principal amount of its 7.690% Bonds due 2050 (collectively, the “New Securities”), the proceeds of which, in each case, will be used to redeem, repurchase or refinance PEMEX’s indebtedness (the “New Money Offering”).

PEMEX today also announced the final results of its previously announced offers to purchase (the “Tender Offers”) any and all of its outstanding securities set forth in the table below (the “Securities”).

The Tender Offers were made pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated September 12, 2019 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The Tender Offers expired at 5:00 p.m. (New York City time) on September 18, 2019 and settled today, September 23, 2019.

The following table sets forth the aggregate principal amount of Securities validly tendered in the Tender Offers (including pursuant to the guaranteed delivery procedures described in the Offer to Purchase), all of which PEMEX accepted for purchase:

Series of Securities	Acceptance Priority Level	CUSIP	ISIN	Principal Amount Outstanding	Principal Amount Validly Tendered and Accepted for Purchase
6.000% Notes due 2020	1	71654QAW2 71656LAC5 71656MAC3	US71654QAW24 US71656LAC54 US71656MAC38	U.S.$816,983,000	U.S.$491,803,000
3.500% Notes due 2020	2	71654QBU5 71656LBC4 71656MBC2	US71654QBU58 US71656LBC46 US71656MBC29	U.S.$682,697,000	U.S.$242,511,000
5.500% Notes due 2021	3	71654QAX0 71656LAD3 71656MAD1	US71654QAX07 US71656LAD38 US71656MAD11	U.S.$3,000,000,000	U.S.$1,897,615,000
6.375% Notes due 2021	4	71654QCA8 71656LBJ9 71656MBJ7	US71654QCA85 US71656LBJ98 US71656MBJ71	U.S.$1,250,000,000	U.S.$883,977,000
8.625% Bonds due 2022	5	706451AG6 70645JAH5 70645KAH2	US706451AG65 US70645JAH59 US70645KAH23	U.S.$160,245,000	U.S.$17,316,000
Floating Rate Notes due 2022	6	71654QCF7 71656LBN0 71656MBN8	US71654QCF72 US71656LBN01 US71656MBN83	U.S.$1,000,000,000	U.S.$96,970,000
5.375% Notes due 2022	7	71654QCE0 71656LBP5 71656MBP3	US71654QCE08 US71656LBP58 US71656MBP32	U.S.$1,500,000,000	U.S.$235,177,000
4.875% Notes due 2022	8	71654QBB7 71656LAL5 71656MAL3	US71654QBB77 US71656LAL53 US71656MAL37	U.S.$2,100,000,000	U.S.$361,601,000
3.500% Notes due 2023	9	71654QBG6 71656LAP6 71656MAP4	US71654QBG64 US71656LAP67 US71656MAP41	U.S.$2,100,000,000	U.S.$344,853,000
4.625% Notes due 2023	10	71654QCD2 71656LBL4 71656MBL2	US71654QCD25 US71656LBL45 US71656MBL28	U.S.$2,069,302,000	U.S.$433,946,000

PEMEX paid an aggregate amount of U.S.$5,172,301,934.00 as tender consideration for the Securities accepted for purchase in the Tender Offers, including those validly tendered through guaranteed delivery procedures. In addition to the tender consideration, the total amount of accrued and unpaid interest paid by PEMEX in respect of all Securities accepted for purchase was U.S.$34,066,481.31.

* * *

Global Bondholder Services Corporation acted as the Information Agent and the Tender Agent for the Tender Offers. Questions or requests for assistance related to the Tender Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, BofA Securities, Inc., Credit Agricole Securities (USA) Inc. and Mizuho Securities USA LLC acted as dealer managers in connection with the Tender Offers (the “Dealer Managers”).

This announcement is for informational purposes only. This announcement is not an offer to purchase or sell or a solicitation of an offer to sell or purchase any securities.

The New Securities were sold to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act. The New Securities have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Tender Offers were made solely pursuant to the Offer Documents. The Tender Offers were not made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Tender Offers to be made by a licensed broker or dealer, the Tender Offers were deemed made on behalf of PEMEX by the Dealer Managers for the Tender Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the New Money Offering and the Tender Offers (collectively, the “Offers”) is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offers were only available to, and the Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of their contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Exchange Offer Statement dated September 12, 2019, relating to the previously announced exchange offers by PEMEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ EMMANUEL QUEVEDO HERNÁNDEZ
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: September 23, 2019

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.